Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.



2 Year Callable Barrier Securities Linked to the Citi World ESG Index

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The Citi World ESG Index (ticker "CESGAWOP")
Pricing date:	August 5, 2021
Valuation date:	August 7, 2023
Maturity date:	August 10, 2023
Redemption:	We may call the securities, in whole and not in part, for mandatory redemption on the potential redemption date upon not less than three business days' notice. Following an exercise of our call right, you will receive for each security you then hold an amount in cash per security equal to $1,000 plus the premium applicable to the potential redemption date.
Premium:	At least 5.35% of the stated principal amount (to be determined on the pricing date)
Final barrier value:	80% of the initial underlying value
CUSIP / ISIN:	17329QBP4 / US17329QBP46
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Upside participation rate:	125%
Return amount:	$1,000 × the underlying return × the upside participation rate
Payment at maturity (if we do not redeem the securities prior to maturity):	• If the final underlying value is **greater than** the initial underlying value: $1,000 + the return amount • If the final underlying value is **less than or equal to** the initial underlying value but **greater than or equal to** the final barrier value: $1,000 • If the final underlying value is **less than** the final barrier value: $1,000 + ($1,000 × the underlying return) If we do not redeem the securities prior to maturity and the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated July 30, 2021

Hypothetical Payment per Security Upon Redemption

Potential Redemption Date	Premium*	Hypothetical Redemption Amount
August 16, 2022	5.35%	$1,053.50

* The premium applicable to the potential redemption date will be set on the pricing date.

If we do not elect to redeem the securities prior to maturity, then you will not have an opportunity to receive the premium.

Hypothetical Payment at Maturity**



$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
Payment at Maturity
A
B
C
-50%
-25%
0%
25%
50%
Underlying Return
The Underlying
The Securities

**Assumes we have not redeemed the securities prior to maturity. The diagram is zoomed in for legibility and does not show the minimum possible payment at maturity.

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
C	50.00%	62.50%	$1,625.00
	25.00%	31.25%	$1,312.50
	5.00%	6.25%	$1,062.50
B	0.00%	0.00%	$1,000.00
	-5.00%	0.00%	$1,000.00
	-20.00%	0.00%	$1,000.00
A	-20.01%	-20.01%	$799.90
	-75.00%	-75.00%	$250.00
	-100.00%	-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. If we do not redeem the securities prior to maturity and the final underlying value is less than the final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying has depreciated from the initial underlying value to the final underlying value. • The securities do not pay interest. • We may redeem the securities at our option prior to maturity, which would result in your losing the opportunity to participate in any appreciation of the underlying at maturity. • You will not receive dividends or have any other rights with respect to the underlying. • Your payment at maturity depends on the closing level of the underlying on a single day. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The Issuer and its affiliates may have economic interests that are adverse to yours. • The U.S. federal income tax consequences of an investment in the securities are uncertain. • The underlying selects stocks based on ESG characteristics, not financial characteristics, and is not designed to outperform the MSCI World Index. • The underlying may underperform the MSCI World Index. • The underlying may include stocks that are not consistent with your ESG objectives. • The underlying will be subject to currency exchange rate fluctuations and risks associated with non - U.S. markets. • The underlying has limited actual performance information. • The ESG Score may not accurately represent companies’ sustainability characteristics, and there are limitations associated with the data used to calculate the ESG Score. • The ESG Score may differ significantly from the ESG ratings published by other ESG rating providers. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and index supplement for a more complete description of risks relating to the securities. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Key Features of the Underlying • The underlying tracks the performance of 300 stocks selected on a monthly basis from the MSCI World Index based on Environmental, Social, and Governance (“ESG”) scores assigned by Arabesque. • The underlying selects stocks with the highest ESG Scores within each region and sector in the MSCI World index and weights them in a manner designed to maximize their aggregate weighted ESG Scores, subject to constraints designed to limit the extent to which the regional - sector and regional composition of the underlying differs from that of the MSCI World Index and to limit the concentration in any one stock. Index Construction Summary

Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement , index supplement , prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.